As filed pursuant to Rule 424(b)(5)

Registration No. 333-285148

Supplement No. 3 dated August 31, 2026

To prospectus supplement dated February 26, 2025

As supplemented by Supplement No. 1 dated May 13, 2025

and Supplement No. 2 dated May 22, 2026

(To Prospectus dated February 21, 2025)

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

$500,000,000

Common Stock

9.00% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

This supplement is being filed to supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission on February 26, 2025, as supplemented by Supplement No. 1 dated May 13, 2025 and Supplement No. 2 dated May 22, 2026 (collectively, the “Prospectus Supplement”), and the base prospectus dated February 21, 2025 (the “Prospectus”), pursuant to separate equity distribution agreements with each of BTIG, LLC, Jefferies LLC, Piper Sandler & Co. and Roth Capital Partners, LLC (or their respective affiliates or agents), dated May 24, 2024, and Stifel, Nicolaus & Company, Incorporated and A.G.P./Alliance Global Partners (or their respective affiliates or agents), dated May 13, 2025, acting in their capacities as sales agents (“Sales Agents”) and, in certain cases, in their capacities as forward sellers (“Forward Sellers”) or forward purchasers (“Forward Purchasers”), in each case as described in the Prospectus Supplement, relating to the offer and sale, from time to time, of shares of our common stock, par value $0.001 per share (“common stock”), and shares of our 9.00% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), having an aggregate offering price of up to $500,000,000. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement. This supplement should be read in conjunction with the Prospectus Supplement and the accompanying Prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

On August 31, 2026, (i) we entered into an equity distribution agreement with Huntington Securities, Inc. (“Huntington”), to add Huntington (or its affiliates or agents) as an additional Sales Agent, Forward Seller and Forward Purchaser and (ii) the equity distribution agreement with Jefferies LLC was terminated. Accordingly, no further sales will be made through Jefferies LLC pursuant to the Prospectus Supplement and any reference to the terms “Sales Agent(s),” “Forward Seller(s)” or “Forward Purchaser(s)” in the Prospectus Supplement shall hereafter be deemed to include Huntington and exclude Jefferies LLC.

As of the date of this supplement, we have sold 859,497 shares of common stock and 5,066,082 shares of our Series A Preferred Stock through the equity distribution agreements, leaving a remaining aggregate offering amount of approximately $336.9 million available for offer and sale under the equity distribution agreements pursuant to this supplement, the Prospectus Supplement and the accompanying Prospectus.

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “IIPR.” On August 28, 2026, the last reported sale price of our common stock on the NYSE was $56.31 per share. Our Series A Preferred Stock is listed on the NYSE under the symbol “IIPRPrA.” On August 28, 2026, the last reported sale price of our Series A Preferred Stock on the NYSE was $25.02 per share.

We have elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”), commencing with our taxable year ended December 31, 2017. The offered shares are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in maintaining our qualification as a REIT, including, subject to certain exceptions, a 9.8% ownership limit of our common stock or capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer” in the accompanying Prospectus and “Description of Series A Preferred Stock—Restrictions on Ownership and Transfer” in the Prospectus Supplement.

Investing in the offered shares involves a high degree of risk. You should purchase the offered shares only if you can afford a complete loss of your investment. Before making a decision to invest in the offered shares, you should carefully consider the “Risk Factors” beginning on page S-9 of the Prospectus Supplement and on page 6 of the accompanying Prospectus, as well as the risks described under the section entitled “Risk Factors” included in our most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other documents filed by us with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement, the Prospectus Supplement and the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BTIG	Piper Sandler	Roth Capital Partners	Stifel	A.G.P.	Huntington Capital Markets

The date of this supplement is August 31, 2026.